

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Mr. Damion D. Glushko
Chief Financial Officer
HighLight Networks, Inc.
215 South Riverside Dr., Suite 12
Cocoa, FL 32922

> **Re: HighLight Networks, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010, as amended**
> **Filed October 18, 2010**
>
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 333-153575**

Dear Mr. Glushko:

We have reviewed your response letter dated October 18, 2010 and your amended Form 10-K and have the following comments. As noted in our comment letter dated October 5, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2010, as amended

Item 9A(T) Controls and Procedures Evaluation of Disclosure Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 10

1. We note your response to comment one and your revised disclosures. Please note that our comment was intended to address your assessment of your internal control over financial reporting and was not intended to address your disclosure controls and procedures. As such, you are required to perform a separate assessment for your 1) disclosure controls and procedures and 2) internal control over financial reporting. Accordingly, with respect to your assessment of:

a. Disclosure controls and procedures, in the initial filing of your Form 10-K, you stated that your disclosure controls and procedures were not effective. However, in your amended Form 10-K, you have revised such statement to conclude that your disclosure controls and procedures are now effective. Please explain what changed between the first and second filing for you to change your conclusion. Further, it is unclear to us how you concluded that your disclosure controls and procedures are effective considering the fact that 1) you failed to provide the proper conclusion on your internal control over financial reporting in your first filing of the Form 10-K, and 2) your material weakness in your internal control over financial reporting appears directly related to the ability to prepare financial statements. Please revise or advise. Refer to Item 307 of Regulation S-K.

b. Internal control over financial reporting, which still does not state whether or not your *internal control over financial reporting* is effective or not effective, please revise the disclosure to provide a statement as to whether or not your internal control over financial reporting is effective or not effective. Based on your material weakness, it appears that you should state that your internal control over financial reporting was not effective due to the material weakness that you describe. Refer to Item 308(T)(a)(3) of Regulation S-K.

General

2. In your amended Form 10-K, please provide an explanation as to exactly why the 10-K is being amended.

Form 10-Q for the quarterly period ended September 30, 2010

Item 4T.   Controls and Procedures, page 11

3. Please revise your disclosure to update the evaluation date from June 30, 2010 to September 30, 2010. Please also provide an explanation, given the issues you have noted in your Form 10-K, as to why you believe your disclosure controls and procedures are effective as of September 30, 2010.

Exhibit 31.1 – Officer's Certificate Pursuant to Section 302
Exhibit 31.2 – Officer's Certificate Pursuant to Section 302

4. Please amend your Form 10-Q to revise your Certifications to conform with Item 601(B)(31) of Regulation S-K.

       Please file all correspondence over EDGAR. You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding these comments. Please contact me at (202) 551-3810 with any other questions.

               Sincerely,

               Larry Spirgel
               Assistant Director